

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 10, 2009

Via U.S. Mail

Barney Harford
Chief Executive Officer
Orbitz Worldwide, Inc.
500 W. Madison Street
Suite 1000
Chicago, IL 60661

> **Re:** **Orbitz Worldwide, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 8, 2009**
> **File No. 001-33599**

Dear Mr. Harford:

      We have completed our review of your preliminary proxy statement filed on Schedule 14A and have no further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Richard Truesdell, Esq.
       Davis Polk & Wardwell LLP
       via facsimile (212) 701-5674